FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Chair succession planning update and Annual Report

22 February 2022 11:00 GMT

Update on Succession Planning for Chair of the Board and Publication of Annual Financial Report

AstraZeneca PLC (the Company) announced today that Leif Johansson, Non-Executive Chair of the Board, intends to retire from the Board at the conclusion of the Company's Annual General Meeting (AGM) in 2023.

Mr Johansson was first elected to the Board in April 2012 and reached nine years' tenure as a Director in April 2021. Last year, the Board asked him to seek re-election at the 2021 AGM to lead the Board's oversight of completion of the acquisition of Alexion. Again this year, the Board believes it would be in the best interests of shareholders for Mr Johansson to seek re-election at the AGM in April 2022 and continue to serve as Chair for one further year, to facilitate succession planning and the transition to a new Chair.

The search for a new Chair is proceeding well, led by Philip Broadley, senior independent Non-Executive Director.

The Company also announced today the publication of its Annual Report and Form 20-F Information 2021 (the Annual Report).

A copy of the Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Annual Report is also available on the Company's website at: www.astrazeneca.com/annualreport2021.

The Annual Report will be dispatched to shareholders in due course.

The Company's AGM will take place on 29 April 2022. The Notice of AGM and Shareholders' Circular will be published and distributed to shareholders in due course.

EXPLANATORY NOTE
For the purposes of complying with the Disclosure and Transparency Rules (DTR) and the requirements imposed on issuers through the DTRs, the Annual Report, as submitted to the National Storage Mechanism, contains the following regulated information in unedited form:

  -
The principal risks and uncertainties facing the Company;
  -
The Directors' responsibility statement made in respect of the Financial Statements and Directors' Report contained in the Annual Report; and
  -
A statement regarding related party transactions.

A copy of the Annual Report is available on the Company's website and has also been submitted to the National Storage Mechanism, where it will shortly be available for inspection.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 February 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary